

Mail Stop 6010

May 21, 2008

Michael R. Farley, Chief Executive Officer
Digital Fuel, Inc.
6601 E. Grant Road, Suite 101
Tucson, Arizona 85715

Via U S Mail and FAX [(520) 290-0538]

> **Re: Digital Fuel, Inc.**
> **Amendment to Form 8-K for Item 4.01**
> **Filed May 14, 2008**
> **File No. 0-16534**

Dear Mr. Farley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed May 14, 2008

<u>Former Auditors</u>

1. We see that Watson & Watson audited your financial statements for fiscal 2003 which are included in your Form 10-KSB filed on 3/24/04, and no subsequent filing. However, you have not reported that they are no longer your auditors. Please file a Form 8-K to report this change under Item 4.01 of the Form. Include all of the information required by Item 304 of Regulation S-K, including a statement as to whether your former auditors resigned, declined to stand for re-election, or were dismissed, and the date your relationship ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors.

2. In addition, Item 304(a)(1)(ii) of Regulation S-K requires that you state whether the auditors' report on your financial statements for either of the last two years that they audited contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, a description of the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

3. You should also state whether, during the last two years that they audited and any subsequent interim period before your former auditors resigned, declined to stand for re-election, or were dismissed:

    *   you had any disagreement(s) with your former auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and

    *   the disagreement(s), if not resolved to the satisfaction of your former auditors, would have caused them to make reference to the disagreement(s) in their reports.

    In the event of a disagreement and/or reportable event, Items 304(a)(1)(iv) and (v) of Regulation S-K specify additional disclosures.

4. Also, include as Exhibit 16 a letter from your former auditors addressing the disclosures in that Form 8-K. For guidance, please refer to Item 601(b)(16) of Regulation S-K.

New Auditors

5. Due to the lapse of time since your former auditors resigned, declined to stand for re-election, or were dismissed, please file the report of the appointment of new auditors on a separate Form 8-K, rather than as an amendment. Include all the disclosures required by Item 304(a)(2) of Regulation S-K.

Please file your response and the Forms 8-K via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Accounting Branch Chief at (202) 551-3676.

      Sincerely,

      Jeanne Bennett
      Staff Accountant